FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of July, 2003



                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)


     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                      GRANITE MORTGAGES 03-1 PLC


                                      By:       /s/  Clive Rakestrow
                                             -------------------------
                                      Name:  L.D.C. Securitisation Director
                                      No. 1 Limited by its authorized person
                                      Clive Rakestrow for and on its behalf
                                      Title:  Director
Date: 26 August 2003

                                      GRANITE FINANCE FUNDING LIMITED


                                      By:      /s/  Nigel  Charles Bradley
                                             -----------------------------
                                      Name:  Nigel Charles Bradley
                                      Title:  Director
Date: 26 August 2003

                                      GRANITE FINANCE TRUSTEES LIMITED


                                      By:         /s/  Richard Gough
                                             -----------------------
                                      Name:  Richard Gough
                                      Title:  Director
Date: 26 August 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 July 2003 - 31 July 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                              171,308

Current Balance                                       (pound)11,974,308,627

Last Months Closing Trust Assets                      (pound)12,065,260,413

Funding Share                                         (pound)11,702,472,622

Funding Share Percentage                                      97.73%

Seller Share                                           (pound)271,836,005

Seller Share Percentage                                        2.27%

Minimum Seller Share (Amount)                          (pound)303,745,028

Minimum Seller Share (% of Total)                              2.54%
-------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

----------------------------------------------------------------------------------------------------------
                       Number          Principal (pound)    Arrears (pound)          By Principal (%)

< 1 Month             169,056            11,837,051,233            0                     98.85%

> = 1 < 3 Months       1,847              114,060,019          1,031,342                  0.95%

> = 3 < 6 Months        320               18,778,132            459,779                   0.16%

> = 6 < 9 Months         57                3,169,568            135,168                   0.03%

> = 9 < 12 Months        21                 940,573              54,475                   0.01%

> = 12 Months            7                  309,102              96,815                   0.00%

Total                 171,308            11,974,308,627        1,777,579                 100.00%
----------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                          Number        Principal (pound)     Arrears (pound)

Total (since inception)     38             1,966,533            79,221
-------------------------------------------------------------------------------

Properties in Possession                                         13

Number Brought Forward                                           6

Repossessed (Current Month)                                      7

Sold (since inception)                                           25

Sold (current month)                                             3

Sale Price / Last Loan Valuation                                1.07

Average Time from Possession to Sale (days)                     120

Average Arrears at Sale                                    (pound)1,992

Average Principal Loss (Since inception)*                   (pound)532

Average Principal Loss (current month)**                    (pound)419

MIG Claims Submitted                                             4

MIG Claims Outstanding                                           1

Average Time from Claim to Payment                               64
-------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                           Number         Principal (pound)

Substituted this period                     5,387        (pound)499,998,942

Substituted to date (since 26 March 2001)  244,319      (pound)17,495,301,495
------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                         Monthly            Annualised

Current Month CPR Rate                    5.03%               44.96%

Previous Month CPR Rate                   5.34%               48.24%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                   24.72

Weighted Average Remaining Term (by value) Years               19.63

Average Loan Size                                       (pound)69,899

Weighted Average LTV (by value)                               75.06%
-------------------------------------------------------------------------------


Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                       42.81%

Together (by balance)                                         29.33%

Capped (by balance)                                            3.31%

Variable (by balance)                                         24.25%

Tracker (by balance)                                           0.30%

Total                                                         100.0%
-------------------------------------------------------------------------------


Geographic Analysis

------------------------------------------------------------------------------------------------------------
                       Number          % of Total          Value (pound)            % of Total

East Anglia             4,049             2.36%             281,396,253                2.35%

East Midlands          14,360             8.38%             881,309,115                7.36%

Greater London         20,438            11.93%            2,267,934,054               18.94%

North                  24,856            14.51%            1,193,838,570               9.97%

North West             25,705            15.01%            1,445,299,051               12.07%

South East             26,950            15.73%            2,513,407,381               20.99%

South West             12,491             7.29%             938,785,796                7.84%

Wales                   8,390             4.90%             463,405,744                3.87%

West Midlands          12,951             7.56%             834,609,311                6.97%

Yorkshire              21,118            12.33%            1,154,323,352               9.64%

Total                  171,308            100%            11,974,308,627               100%
------------------------------------------------------------------------------------------------------------



LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------
                                         Number            Value (pound)            % of Total

0% < 25%                                  5,111             197,576,092                1.65%

> = 25% < 50%                            19,333            1,284,843,316              10.73%

> = 50% < 60%                            12,617            1,007,039,356               8.41%

> = 60% < 65%                             7,230             607,097,447                5.07%

> = 65% < 70%                             8,640             734,025,119                6.13%

> = 70% < 75%                            14,859            1,138,756,750               9.51%

> = 75% < 80%                            11,057             933,996,073                7.80%

> = 80% < 85%                            12,310             930,403,780                7.77%

> = 85% < 90%                            31,971            2,123,044,920              17.73%

> = 90% < 95%                            36,855            2,381,689,986              19.89%

> = 95% < 100%                           11,231             631,046,065                5.27%

> = 100%                                   94                4,789,723                 0.04%

Total                                   171,308            11,974,308,627             100.0%
-------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                             5.69%

Effective Date of Change                                   1 March 2003
------------------------------------------------------------------------------


Notes     Granite Mortgages 03-1 plc

-----------------------------------------------------------------------------------------------------
                     Outstanding             Rating          Reference Rate              Margin
                                        Moodys/S&P/Fitch
Series 1

A1                   $462,500,000          P-1/A-1+/F1+          1.09%                  -0.01%

A2                  $1,225,000,000         Aaa/AAA/AAA           1.30%                   0.19%

A3**                 $300,000,000          Aaa/AAA/AAA            N/A                    0.40%

B                     $42,000,000           Aa3/AA/AA            1.54%                   0.43%

C                     $56,000,000         Baa2/BBB/BBB           2.56%                   1.45%

Series 2

A                  (euro)900,000,000       Aaa/AAA/AAA           2.37%                   0.24%

B                   (euro)62,000,000        Aa3/AA/AA            2.56%                   0.43%

C                   (euro)94,500,000       Baa2/BBB/BBB          3.58%                   1.45%

Series 3

A                  (pound)665,000,000      Aaa/AAA/AAA           3.65%                   0.24%

B                   (pound)31,000,000       Aa3/AA/AA            3.84%                   0.43%

C                   (pound)41,000,000      Baa2/BBB/BBB          4.86%                   1.45%
------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.



Credit Enhancement

------------------------------------------------------------------------------------------------------------
                                                                                     % of Funding Share

Class B Notes ((pound)Equivalent)                          (pound)97,837,647                0.84%

Class C Notes ((pound)Equivalent)                         (pound)137,914,263                1.18%

------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement            (pound)45,000,000                0.38%

Balance Brought Forward                                    (pound)24,207,259                0.21%

Drawings this Period                                           (pound)0                     0.00%

Excess Spread this Period                                  (pound)4,931,584                 0.04%

Funding Reserve Fund Top-up this Period*                       (pound)0                     0.00%

Current Balance                                            (pound)29,138,843                0.25%
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                    (pound)34,266,596                0.29%

Funding Reserve %                                                 0.6%                       NA
------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.
